UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C.  20549

                             ____________

                             SCHEDULE 13D


              UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       Tele-Communications, Inc.
______________________________________________________________________
                            (Name of Issuer)

(1) Tele-Communications, Inc. Series A TCI Group, Common Stock par value $1.00 per share.

(2) Tele-Communications, Inc. Series B TCI Group, Common Stock, par value $1.00 per share.

(3) Tele-Communications, Inc. Series A Liberty Media Group,
    Common Stock, par value $1.00 per share.

(4) Tele-Communications, Inc. Series B Liberty Media Group,
    Common Stock, par value $1.00 per share.

(5) Class B 6% Cumulative Redeemable Exchangeable Junior
    Preferred Stock, par value $.01 per share.
______________________________________________________________________
                    (Title of Class of Securities)

(1) Series A TCI Group Common Stock:             87924V101

(2) Series A Liberty Media Group Common Stock:   87924V507

(3) Series B TCI Group Common Stock:             87924V200

(4) Series B Liberty Media Group Common Stock:   87924V606

(5) Class B Preferred Stock:                     87924V309
______________________________________________________________________
                             (CUSIP Number)

                           William S. Huff, Esq.
                        Holme Roberts & Owen LLP
                         1700 Lincoln, Suite 4100
                         Denver, Colorado 80203

                             (303) 861-7000
______________________________________________________________________
                 (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)


                            November 26, 1996
______________________________________________________________________
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement //.
______________________________________________________________________
 1          NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Donne F. Fisher

 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (a) /  /   (b) /X /

 3          SEC USE ONLY

 4          SOURCE OF FUNDS

 5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) /  /

 6          CITIZENSHIP OR PLACE OF ORGANIZATION
            United States

                               7     SOLE VOTING POWER

                 426,367 shares of Series A TCI Group Common Stock 249,072 shares of Series B TCI Group Common Stock 108,858 shares of Series A Liberty Group Common Stock
                  62,268 shares of Series B Liberty Group Common Stock
                   4,299 shares of Class B Preferred

NUMBER OF
SHARES                         8     SHARED VOTING POWER*
BENEFICIALLY
OWNED          3,523,242 shares of Series A TCI Group Common Stock
BY            30,785,864 shares of Series B TCI Group Common Stock
EACH             880,437 shares of Series A Liberty Group Common Stock
REPORTING      7,696,466 shares of Series B Liberty Group Common Stock
Person           125,000 shares of Class B Preferred

                               9     SOLE DISPOSITIVE POWER

                 426,367 shares of Series A TCI Group Common Stock 249,072 shares of Series B TCI Group Common Stock 108,858 shares of Series A Liberty Group Common Stock
                  62,268 shares of Series B Liberty Group Common Stock
                   4,299 shares of Class B Preferred


                              10     SHARED DISPOSITIVE POWER*
               3,523,242 shares of Series A TCI Group Common Stock
              30,785,864 shares of Series B TCI Group Common Stock
                 880,437 shares of Series A Liberty Group Common Stock
               7,696,466 shares of Series B Liberty Group Common Stock
                 125,000 shares of Class B Preferred

                             * See Item 5(b).

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,949,609 shares of Series A TCI Group Common Stock
31,034,936 shares of Series B TCI Group Common Stock
989,295 shares of Series A Liberty Group Common Stock
7,758,734 shares of Series B Liberty Group Common Stock
129,299 shares of Class B Preferred


12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES    /  /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

  .7% of the Series A TCI Group Common Stock,
36.7% of the Series B TCI Group Common Stock,
  .7% of the Series A Liberty Group Common Stock,
36.6% of the Series B Liberty Group Common Stock
 8.0% of the Class B Preferred Stock

14       TYPE OF REPORTING PERSON
         IN
______________________________________________________________________
1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Daniel L. Ritchie

 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (a) /  /  (b) /X /

 3          SEC USE ONLY

 4          SOURCE OF FUNDS


 5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) /  /

 6          CITIZENSHIP OR PLACE OF ORGANIZATION
            United States

                               7     SOLE VOTING POWER

                                         -0-
NUMBER OF
SHARES                         8     SHARED VOTING POWER*
BENEFICIALLY
OWNED          3,523,242 shares of Series A TCI Group Common Stock
BY            30,785,864 shares of Series B TCI Group Common Stock
EACH             880,437 shares of Series A Liberty Group Common Stock
REPORTING      7,696,466 shares of Series B Liberty Group Common Stock
Person           125,000 shares of Class B Preferred

                               9     SOLE DISPOSITIVE POWER

                                        -0-

-                              10     SHARED DISPOSITIVE POWER*
               3,523,242 shares of Series A TCI Group Common Stock
              30,785,864 shares of Series B TCI Group Common Stock
                 880,437 shares of Series A Liberty Group Common Stock
               7,696,466 shares of Series B Liberty Group Common Stock
                 125,000 shares of Class B Preferred

                             * See Item 5(b).

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,523,242 shares of Series A TCI Group Common Stock
30,785,864 shares of Series B TCI Group Common Stock
880,437 shares of Series A Liberty Group Common Stock
7,696,466 shares of Series B Liberty Group Common Stock
125,000 shares of Class B Preferred


12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES    /  /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

  .6% of the Series A TCI Group Common Stock,
36.4% of the Series B TCI Group Common Stock,
  .6% of the Series A Liberty Group Common Stock,
36.3% of the Series B Liberty Group Common Stock
 7.7% of the Class B Preferred Stock

14       TYPE OF REPORTING PERSON
         IN

ITEM 1.  SECURITY AND ISSUER.

  The class of equity to which this Schedule 13D relates is as follows:

(1) Tele-Communications, Inc. Series A TCI Group, Common Stock, par value $1.00 per share ("TCI Series A");

(2) Tele-Communications, Inc. Series B TCI Group Common Stock, par value $1.00 per share ("TCI Series B");

(3) Tele-Communications, Inc. Series A Liberty Media Group,
Common Stock, par value $1.00 per share (Liberty Series A");

(4) Tele-Communications, Inc. Series B Liberty Media Group,
Common Stock, par value $1.00 per share ("Liberty Series B"); and

(5) Class B 6% Cumulative Redeemable Exchangeable Junior
Preferred Stock, par value $.01 per share (the "Class B Preferred").

     The issuer of the TCI Series A, TCI Series B, Liberty Series A, Liberty Series B (collectively the "Common Stock") and Class B Preferred (together with the Common Stock, the "Company Securities") is Tele-Communications, Inc. whose principal executive offices are located at Terrace Tower II, 5619 DTC Parkway, Englewood, Colorado 80111.

ITEM 2.  IDENTITY AND BACKGROUND

(a)  This Schedule 13D is filed on behalf of Donne F. Fisher and
Daniel L. Ritchie who are making a joint filing pursuant to Rule 13d-1(f) with respect to the Company Securities described in this Schedule although the filing persons do not expressly affirm the existence of any group. The filing persons have been appointed as executors of the estate of Bob Magness (the "Estate") which directly owns the Company Securities.

(b) The business address of Donne F. Fisher is Terrace Tower II, 5619 DTC Parkway, Englewood, Colorado 80111. The business address of
Daniel L. Ritchie is c/o of the University of Denver, 2199 South
University Boulevard, Denver, Colorado 80208-2111.

(c) Donne F. Fisher is a consultant of Tele-Communications, Inc. with a principal business address as set forth in subsection (a) above. Daniel L. Ritchie is Chancellor of the University of Denver with a principal business address as set forth in subsection (a)above.

(d) and (e) None of the above named persons have, during the last five years (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding and as a result of which was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a judgment, decree or final order finding any violations with respect to such laws.

(f) All of the above named persons are citizens of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Not applicable.

ITEM 4.  PURPOSE OF TRANSACTION

The filing persons have been appointed as executors of the Estate. None of the filing persons has any present plan or proposal that relates to or would result in

(a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; except that although there is no present plan to dispose of the Company Securities, the executors intend to sell or otherwise dispose Company Securities (i) as may be required to pay the expenses of administration and other liabilities of the Estate, including Estate tax liabilities, (ii) as may be required of the executors in fulfillment of their fiduciary duties to the Estate, and (iii) as may be required to effect the distribution of the assets of the Estate to the heirs of Mr. Magness;

(b) an extraordinary corporate transaction, involving the Company or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d) any change in the present board of directors of the Company or management of the Company;

(e) any material change in the present capitalization or dividend policy of the Company;

(f) any material change in the Company's business or corporate structure;

(g) any change in the Company's certificate of incorporation or bylaws, or other action which may impede the acquisition of control of the Company by any person;

(h) causing a class of securities of the Company to be delisted from a national securities exchange;

(i) a class of equity securities of the company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)  any action similar to any of the foregoing.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) The aggregate number and percentage of the Company Securities beneficially owned by the filing persons as of September 30, 1996, are as follows.


Donne F. Fisher

                 Aggregate
                 Beneficial                       Percent
                 Ownership                       of Class(1)
               3,949,609 TCI Series A(2)             .7%
              31,034,936 TCI Series B              36.7%
                 989,295 Liberty Series A(3)         .7%
               7,758,734 Liberty Series B          36.6%
                 129,299 Class B Preferred          8.0%

(1) Based on 579,395,742 shares of TCI Series A, 84,663,501 shares of
TCI Series B, 144,815,842 shares of Liberty Series A, 21,192,269 shares of Liberty Series B and 1,619,436 shares of Class B Preferred as set forth in Tele-Communications, Inc. Form 10-Q for the quarter ended September 30, 1996.

(2) Includes the right of the Estate to acquire 1,000,000 shares pursuant to stock options granted in November 1992 and 1,000,000 shares pursuant to stock options granted in December 1995 and the right of Donne F. Fisher to acquire 80,000 shares pursuant to stock options granted in November of 1994 and 10,000 shares pursuant to stock options granted in January 1996.

(3) Includes the right of the Estate to acquire 250,000 shares pursuant to stock options granted in November 1992 and 250,000 shares pursuant to stock options granted in December 1995 and the right of Donne F. Fisher to acquire 20,000 shares pursuant to stock options granted in November of 1994 and 2,500 shares pursuant to stock options granted in January 1996.

Daniel L. Ritchie

                 Aggregate
                 Beneficial                       Percent
                 Ownership                       of Class(1)
                 3,523,242 (Series A TCI)(4)         .6%
                30,785,864 (Series B TCI)          36.4%
                   880,437 (Series A Liberty)(5)     .6%
                 7,696,466 (Series B Liberty)      36.3%
                   125,000  Class B Preferred       7.7%

(3) Includes the right of the Estate to acquire 1,000,000 shares pursuant to stock options granted in November 1992 and 1,000,000 shares pursuant to stock options granted in December 1995.

(4) Includes the right to of the Estate acquire 250,000 shares pursuant to stock options granted in November 1992 and 250,000 shares pursuant to stock options granted in December 1995.


(b) The following indicates for each filing person the number of shares of Company Securities as to which there is sole and/or shared power (with the co-executor) to vote or dispose of the shares:

Donne F. Fisher

             Sole Power                     Shared Power(5)
        426,367 TCI Series A           3,523,242 TCI Series A
        249,072 TCI Series B          30,785,864 TCI Series B
        108,858 Liberty Series A         880,437 Liberty Series A
         62,268 Liberty Series B       7,696,466 Liberty Series B
          4,299 Class B Preferred        125,000 Class B Preferred

(5) Donne F. Fisher disclaims beneficial ownership of the shares held by the Estate.



Daniel L. Ritchie

             Sole Power                     Shared Power(6)

              0 TCI Series A           3,523,242 TCI Series A
              0 TCI Series B          30,785,864 TCI Series B
              0 Liberty Series A         880,437 Liberty Series A
              0 Liberty Series B       7,696,466 Liberty Series B
              0 Class B Preferred        125,000 Class B Preferred

(6) Daniel L. Ritchie disclaims beneficial ownership of the shares held by the Estate.


(c) During the last 60 days, none of the filing persons have effected any transactions in the Company Securities.

(d) and (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

No filing person is a party to any contract, arrangement or understanding with respect to the Company Securities.

Pursuant to a letter agreement dated June 17, 1988, Mr. Magness had agreed with Dr. John Malone that prior to making a disposition of a significant portion of his respective holdings of TCI Series B Stock or Liberty Series B Stock, he would first offer Dr. Malone the opportunity to purchase the shares.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Pursuant to Rule 13d-1(f)this Schedule 13D is filed jointly on behalf of each of the signatories.

Dated:  December 6, 1996.

     /s/ Donne F. Fisher
     ___________________________________________
     Donne F. Fisher


     /s/ Daniel L. Ritchie
     ___________________________________________
     Daniel L. Ritchie